BIRNER DENTAL MANAGEMENT SERVICES, INC.

August 26, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining	BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Birner Dental Management Services, Inc. Form 10-K for the Year Ended December 31, 2013 Filed April 1, 2013 File No. 000-23367

Dear Ms. Jenkins:

The purpose of this letter is to confirm our understanding, based on my phone conversation with Christie Wong of your office on August 26, 2013, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated August 13, 2013. As discussed, our response will be provided on or before September 11, 2013.

Very truly yours,

/s/ Dennis N. Genty
Dennis N. Genty, Chief Financial Officer